February 6, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:
EXCO Resources, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 6, 2006, File No. 333-129935

Ladies and Gentlemen:

Please find enclosed on behalf of EXCO Resources, Inc. Amendment No. 3 ("Amendment No. 3") to our Registration Statement on Form S-1 (the "Registration Statement").

The changes to the Registration Statement reflect revisions made in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letter to us dated February 3, 2006 and certain other updating or corrective changes. For your convenience, we have restated the Staff's comments below, together with our response to each respective comment.

We will hand deliver six marked courtesy copies of Amendment No. 3, marked to show changes from the previous filing, to Mr. Jason Wynn. Please be advised that we anticipate requesting acceleration of effectiveness of the Registration Statement with an effective date of Wednesday, February 8, 2006. Accordingly, we respectfully request your prompt review of this filing. The page number references that appear in this letter relate to the version filed with the Commission via EDGAR.

Registration Statement on Form S-1, as amended (File No. 333-129935)

Marketing Arrangements, page 75

1.
We note your response to prior comment 5. However, it appears that backlog disclosure would be required for the individually negotiated natural gas purchase contracts that may extend for a year or more. Please provide such backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K or tell us why you feel it is not appropriate.

  RESPONSE:  We have revised the Registration Statement in response to the Staff's comment (see pages 77 and 78). Please be advised that the contract we have described in the revised disclosure is only a "best efforts" supply arrangement on EXCO's part. The purchaser is required to take all of the natural gas EXCO produces up to 10,000 Mmbtu gross per day (which includes natural gas of other interest owners in the affected wells), but we are only obligated to supply what we produce from the specified gathering system on a "best efforts" basis subject to production declines.

Financial Statements—EXCO Holdings Inc., page F-3

2.
We note that you have relabeled the financial statements of EXCO Resources, Inc., covering the period from August 12, 2005 through September 30, 2005, upon which you previously included a conditional audit opinion, to EXCO Holdings Inc. However, while parenthetical labeling indicates that this entity was previously known as EXCO Holdings II, Inc., you continue to use the earlier name in the notes to these financial statements. We also note that you now have two sets of financial statements in the filing for an entity called EXCO Holdings Inc., each reporting different amounts as of September 30, 2005. Since the filing cover continues to identify the registrant as EXCO Resources, Inc., it appears there are no financial statements of this entity included in the document. Please advise us of your intentions with respect to the general audit requirement for the registrant, and any revisions you believe will be necessary to clarify matters.

  RESPONSE:  The headings of these September 30, 2005 financial statements have been changed to "EXCO Holdings II, Inc." from "EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.)" and the following has been deleted from the notes to these financial statements: "Accordingly, these are the financial statements of Holdings II at September 30, 2005, but in the name of EXCO due to its subsequent mergers with and into Holdings and then with and into EXCO." See pages F-5 through F-12.

  We have included the consolidated financial statements of EXCO Resources, Inc. in response to the Staff's comment (see pages F-85 through page F-162). These financial statements are covered by a report and consent of our independent registered public accounting firm (see page 176 and exhibit 23.1). We have also added clarifying language to pages 1, 10-11, 36, 40-41, 49 and 68 that describes the business combinations that have occurred or will occur concurrently with this offering and the relationship of these combinations to the financial statements that are included in the Registration Statement. We have also provided certain additional disclosures on pages 85, 93 and 94 to show financial data of EXCO Holdings Inc. only.

Engineering Comments

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Critical Accounting Policies, page 67

Estimates of Proved Reserves, page 67

3.
As previously requested, please include in this section the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

  RESPONSE:  We have revised the Registration Statement in response to the Staff's comment (see page 71).

Our client does not believe that the changes made in response to the Staff's comments necessarily require recirculation of a Preliminary Prospectus prior to the effective date of the Registration Statement. However, to allay any concerns the Staff may have we have today commenced recirculation of a Preliminary Prospectus (either in hardcopy or by electronic PDF file where permitted) in the form included in Amendment No. 3. We are distributing the amended Preliminary Prospectus both to any person who is expected to receive a confirmation of sale as well as to associated persons of any broker or dealer who is expected to solicit customer orders for the securities being offered by the Registration Statement.

Should any members of the Staff of the Commission have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ William L. Boeing

William L. Boeing
Direct Phone Number: 972.680.7553
Direct Fax Number: 972.692.9053
william.boeing@haynesboone.com

cc: Working Group